Exhibit Q3 2024

MUSIC LICENSING, INC.

INTERIM FINANCIAL STATEMENTS

(Unaudited)

For the Quarter ended

September 30, 2024

Music Licensing, Inc.

Interim Financial Statements (Unaudited)

For the Quarter ended - September 30, 2024

INDEPENDENT ACCOUNTANT REVIEW REPORT

December 1, 2024

The Board of Directors

Music Licensing, Inc.

3811 Airport-Pulling Rd.

Naples, FL 34105

We have reviewed the accompanying balance sheet of Music Licensing, Inc. (the company) as of September 30, 2024, and the related statement of income, statement of equity and statement of cash flows for the 3 months then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management’s financial data and making inquiries of the company’s management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT’S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

Music Licensing, Inc.

Balance Sheet Statement (Unaudited)

As of September 30, 2024

ASSETS	September 30, 2024	September 30, 2023
Current Assets
Bank Balance	2,817	373
Accounts Receivables	79,067,744	950,033,004
Allowance for Doubtful Account	(63,626,594)	(897,959,738)
Total Current Assets	15,443,967	52,073,639
Intangible Assets
Royalties, Copy Rights and Domain Names	329,635	45,135
Goodwill	3,550,601	3,550,601
Total Intangible Assets	3,880,236	3,595,736
TOTAL ASSETS	19,324,203	55,669,376
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts payable	509,910	390,332
Sales tax payable	4,535	4,535
Total Current Liabilities	514,445	394,867
Non-Current Liabilities
Convertible Notes Payable	20,358,422	12,051,015
Total Non-Current Liabilities	20,358,422	12,051,015
Total Liabilities	20,872,866	12,445,882
Equity
Common Shares	-	-
Preferred Shares	-	-
Additional Paid-In Capital	18,759,093	17,898,240
Retained Earnings (Deficit)	(20,307,756)	25,325,253
Total Equity	(1,548,664)	43,223,494
TOTAL LIABILITIES AND EQUITY	19,324,203	55,669,376

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Income Statement (Unaudited)

As of September 30, 2024

	For the three months ended as of September 30, 2024	For the nine months ended as of September 30, 2024	For the nine months ended as of September 30, 2023
Revenues
Services	7,540,838	120,829,028	950,121,571
Total Revenues	7,540,838	120,829,028	950,121,571
Less Operating Expenses
Wages and Salaries	3,000,000	9,000,000	12,000,000
Board of Directors Fees	22,000	60,456	-
Legal and Accounting Services	56,843	422,676	450,231
Professional Fees	-	18,927	7,028
Advertising and Promotion	3,749	17,904	-
Dues and Subscriptions	12,773	41,223	-
Taxes and Licenses	-	16,451	-
General and Administrative	2,615	5,025	28,323
Bad Debt Expense	7,243,979	163,087,337	897,959,738
Total Operating Expenses	10,341,958	172,669,998	910,445,320
Operating Income (Loss)	(2,801,120)	(51,840,970)	39,676,251
Non-Operating Income	15	6,361	2
Non-Operating Expenses	31,296	155,534	-
Total Non-Operating Income (Expense)	(31,281)	(149,173)	2
Net Income (Loss)	(2,832,400)	(51,990,142)	39,676,253

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Statement of Changes in Equity (Unaudited)

For the three months ended as of September 30, 2024

	Common Stock		Preferred Stock		Additional Paid In	Retained Earnings
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total
Balance - July 1, 2024	20,005,989	-	1	-	18,708,467	(17,475,356)	1,233,112
Common Shares Issuance – as of September 30, 2024	10,000,000	-	-	-	50,626	-	1,283,737
Net Income (Loss) as of – September 30, 2024	-	-	-	-	-	(2,832,400)	(1,548,663)
Balance - September 30, 2024	30,005,989	-	1	-	18,759,093	(20,307,756)	(1,548,663)

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Statement of Cash Flow (Unaudited)

For the three months ended as of September 30, 2024

OPERATING ACTIVITIES

Net Income (Loss)	(2,832,400)
Adjustments to Reconcile Net Income to Net Cash provided by operations:
Change in Payables	3,053,422
Change in Receivables	(7,525,232)
Bad Debt Expense	7,246,026

Net cash used by operating activities	(58,183)

Net cash provided by Investing activities	-

FINANCING ACTIVITIES

Additional Paid-In Capital - Issuance of Common Stock	50,626

Net cash provided by financing activities	50,626

NET CASH INCREASE (DECREASE) FOR PERIOD	(7,558)

Cash at the beginning of the period	10,375

CASH AT END OF PERIOD	2,817

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

1.	DESCRIPTION OF THE BUSINESS

Music Licensing, Inc. (“Music Licensing” or “the Company”) is a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Company represents. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues. Pro Music which is recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a Corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc. which referred herein as “LLC Conversion”. The LLC Conversion has the following effects on the Company:

1.	All the claims, demands, property, rights, privileges, powers, franchises and every other interest of the Converting LLC shall be as effectively the property of the Company as they were of the Converting LLC prior to effectivity of the conversion.

2.	All debts, liabilities and duties of the Converting LLC shall be attached to the Company and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

3.	All the outstanding membership interests in the Converting LLC shall be canceled and extinguished and be converted into and represent ownership interest in the Company on a one for one basis, such that one hundred percent (100%) of the membership interests of the Converting LLC shall be converted into one hundred percent (100%) ownership of the Company.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake

P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock was increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc.

On November 30, 2023 the company has changed its par value of common shares from $0.001 per share into $0.000000000001 per share.

As of March 31, 2024, the Company has adjusted the total authorized shares to 14,500,000,000.

Resolution to Change Business Purpose “On January 11, 2024, Music Licensing, Inc. (OTC: SONG) passed a board Resolution

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

Resolution Summary: The Board of Directors of Music Licensing, Inc., has passed a unanimous resolution authorizing the officers of the Company to change Company Purpose. The key points of the resolution are as follows:

●	The officers of the Company are authorized to change the Company’s Purpose from that of the owner and operator of a US public performance rights organization to that of a diversified holding company.

●	The officers of the Company have the authority to take all actions necessary to effectuate this change in purpose.

●	The officers of the Company have the authority to engage legal and financial professionals to ensure compliance with applicable laws and regulations.

●	The officers of the Company have the authority to make any necessary amendments to the Company’s articles of incorporation and bylaws to reflect change in purpose.

This resolution was adopted unanimously by the Board of Directors on January 11, 2024.

Thus far, actions in accordance with this resolution include the purchase of publishing royalties from AT&C Investments LLC, and royalty interest in Listerine Antiseptic.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are presented in U.S. dollars.

2.2.	Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3.	Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company’s cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

2.4.	Fair Value of Financial Instruments

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three - tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3—Unobservable inputs based on the Company’s own assumption.

2.5.	Intangible Assets

Intangible assets are comprised of copyrights and domain names. The Company is the owner for the exclusive rights to use these copyrights and domain names. As such, these assets do have an indefinite life. The Company reviews the currently held copy rights and domain names on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working No impairment adjustment was considered necessary as of September 30, 2024.

On February 21, 2024, the Company completed the purchase of a portion of the royalty interest in Listerine “Mouthwash” Antiseptic for a total consideration of $79,500. This transaction forms part of our strategy to invest in revenue-generating assets and has been recorded in the financial statements accordingly. The company has continued this approach with two additional acquisitions of artists’ work for a combined cost of $45,000 USD.

Effective October 4, 2024, in consideration of $140,200, Music Licensing Inc. assigned 100% of its rights, title, and interest (equivalent to Jasper Sheff Corp’s entire interest), along with a security interest, in the songwriter/publisher’s share of all publishing royalties — excluding the songwriter’s share of public performance royalties—for a term of 30 years.

The company’s intangible assets at the period end are categorized as follows:

●	Copyrights: $19,010

●	Domain Names $26,125

●	Royalty Stakes $284,500

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

2.6.	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s primary source of revenue is the monthly licensing subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer.

●	Identify the performance obligations in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as the performance obligation is satisfied.

2.7.	Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which amends the existing guidance relating to the accounting for income taxes. ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance.

There are no Deferred tax assets and liabilities to be recognized for the current period.

3.	ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed - upon terms. The company generally does not require any security or collateral to support its receivables.

The company has identified a prior period item (error) relating to the past periods ending December 31, 2022. There was an omission in booking and sending the sales invoices to the customers. Due to this, the prior year sales were not recorded. These omitted invoices are a part of a signed legal licensing agreement between the company and its customers. As such management has decided to record these invoices as Sales starting 2023.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

Breakdown of Income Streams

●	License Subscription Fee: This represents the core revenue generated from our standard licensing agreements with clients. It includes the regular fees charged for the use of our copyrighted musical compositions.

●	Late Fee Income: This category captures additional revenues earned from late payment fees imposed on clients. The separate reporting of late fee income allows for a clearer assessment of revenue that is contingent on client payment behaviors.

●	Usage Non-Reporting Fee: This category includes fees levied on clients who do not comply with the usage reporting requirements stipulated in their licensing agreements. It is an important revenue component that aligns with our policy enforcement and contractual compliance.

●	Royalties: Revenue from shares in the licensed ownership of products, technology, or creative works.

The introduction of these distinct categories is intended to provide a more nuanced and transparent view of our revenue streams, aligning with our commitment to clarity and detailed financial reporting. This change will be reflected in our financial statements from this period onwards, ensuring that stakeholders have a comprehensive understanding of the different components of our income.

In accordance with our accounting policies and the applicable financial reporting standards, the Allowance for Doubtful Accounts represents a current period estimation, reflecting our assessment of the credit risk associated with our outstanding accounts receivable. This estimate is based on a thorough evaluation of existing conditions, including an analysis of historical collection rates, and current economic trends.

●	0-60 Days Past Due: Apply 5% for allowance

●	61-120 Days Past Due: Apply 15% for allowance

●	121-180 Days Past Due: Apply 35% for allowance

●	181-360 Days Past Due: Apply 75% for allowance

●	Over 361 Days Past Due: Apply 100% for allowance

We have deducted the Allowance for Doubtful Accounts from the total Accounts Receivable balance to arrive at the Net Accounts Receivables. This deduction is made to accurately represent the Net Realizable Value (NRV) of these assets on our balance sheet. The NRV is the estimated amount that we expect to collect from our receivables, considering the likelihood of some amounts being uncollectible.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

It is important to note that this allowance is an estimation and may be adjusted in future periods as new information becomes available or as the actual collection experience deviates from our current expectations.

During the second quarter of 2024, the Company undertook a review of its accounts receivable and identified a significant customer account with a balance of approximately $ 1.092 billion. This customer, located in a foreign country, has shown prolonged non-payment, and the Company has determined that the likelihood of collection is unrealistic due to the customer’s financial instability and geopolitical factors affecting the region.

As a result, the Board of Directors has authorized the removal of this account from the accounts receivable balance. The removal has been reflected in the current financial statements as a charge to bad debt expense, consistent with the Company’s accounting policies regarding the allowance for doubtful accounts. The decision to write off this account aligns with the Company’s commitment to maintaining accurate and realistic financial reporting.

This adjustment has been made to better reflect the Company’s current financial position and to provide investors with a clearer view of the Company’s receivables portfolio.

As part of our efforts to manage outstanding accounts receivable, Music Licensing Inc. has engaged Gebeloff Law to initiate legal proceedings against certain customers who have failed to fulfil their payment obligations. This action is intended to improve the collectability of these receivables and reduce the amount of bad debt. The outcome of these legal proceedings is currently uncertain, and they may result in additional legal expenses. The company will closely monitor these proceedings and update the financial impact as more information becomes available.

4.	SUBSEQUENT EVENTS

As per GAAP Accounting Standards Codification (ASC) 855, The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are issued for potential recognition or disclosure in the financial statements. The objective of the subsequent events section is to provide information to users of the financial statements about any significant events that have occurred subsequent to the balance sheet date that could affect the understanding of the financial statements.

5.	STOCKHOLDER’S EQUITY

5.1	The company is authorized to issue 14,500,000,000 common stock shares at $0.000000000001 par value and 1 Preferred J stock at $0.001 par value.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

5.2	The current total of outstanding common stock as of September 30, 2024 is 30,005,989, with a breakdown of 30,005,922 non-Restricted and 67 Restricted shares.

5.3	Reverse Stock Split

On June 12, 2024 the Board of Directors of Music Licensing Inc. approved a 500,000-for-1 reverse stock split of its outstanding common shares. This reverse stock split was effective on June 13, 2024. As a result of the reverse stock split, each 500,000 shares of issued and outstanding common stock were automatically combined into one share of common stock. No fractional shares were issued in connection with the reverse stock split. Instead, shareholders who would have otherwise held a fractional share of common stock received a cash payment for the value of the fractional share.

The reverse stock split did not affect the total authorized number of shares of common stock or the par value per share. The reverse stock split was implemented to improve the marketability and liquidity of the Company’s common stock. All share and per share amount in the financial statements and accompanying notes have been retroactively adjusted to reflect the reverse stock split for all periods presented.

5.4	Preferred J Class Shares

On November 20, 2023, the Board of Directors of Music Licensing Inc. adopted a resolution to create a new class of shares known as “Preferred J Class” shares. These shares were established to enhance strategic decision-making and safeguard the long-term interests of the company. The key characteristics of the Preferred J Class shares are as follows:

5.4.1	Voting Rights: Each Preferred J Class share is entitled to vote on all matters that common stock is entitled to vote on.

5.4.2	Control: The Preferred J Class shares are intended to be exclusively held by Jake P. Noch or his affiliated entities.

5.4.3	Voting Power: The Preferred J Class shares represent 80% of the total voting power across all classes of shares of the company.

5.4.4	Other Rights and Preferences: The rights, preferences, privileges, and restrictions granted to or imposed on the Preferred J Class shares are as set forth in the Articles of Amendment to the Articles of Incorporation of the Company, which have been filed with the state of Nevada.

The company issued one Preferred J Class share during the reporting period. No payment was made for this share, and it was issued solely for the purpose of establishing control as outlined above. The Preferred J Class share has no financial rights, such as rights to dividends or liquidation preferences, and is limited only to voting rights. As such, there has been no impact on the company’s financial position due to the issuance of this share, other than the changes in voting control.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

5.5	Employment Agreement with Jake P. Noch

On June 25, 2023, Music Licensing Inc. entered into an Employment Agreement with Jake P. Noch, appointing him as Chief Executive Officer, Chairman of the Board of Directors, President, Secretary, and Interim Chief Financial Officer. The Agreement outlines various terms of employment, including duties, compensation, and termination provisions.

Compensation to Mr. Noch is structured in the form of a convertible note, allowing him to receive shares worth twelve million dollars ($12,000,000.00) upon conversion. The note remains valid until Mr. Noch realizes the full amount, and additional shares may be added to the convertible note as necessary. The timing of payments under this agreement is at the discretion of Mr. Noch and can be received in various increments (monthly, quarterly, or annually). Upon conversion of the note, the beneficiary of the shares may be either Mr. Noch or the Jake P. Noch Family Office LLC.

This employment agreement is perpetual unless terminated according to its terms or voluntarily by either party. It also includes provisions for bonuses, vacation, business expenses, and a car allowance for Mr. Noch. In the event of termination, severance pay and share payments are specified in the Agreement.

The agreement is integral to our executive management structure and is critical in maintaining the leadership necessary for our strategic and operational directives. This Agreement has been approved by the Board of Directors and is in full compliance with our corporate governance policies.

5.6	Details of 3(a)(10) Agreement for Executive Compensation and Severance Package

During the prior period, Music Licensing Inc. entered into a 3(a)(10) agreement, as per the Securities Act of 1933, to facilitate the compensation of our executive, Jake P. Noch. This agreement is notable for its role in addressing both the executive salary and additional financial commitments as follows:

Executive Salary: The agreement provisions for an annual salary of $12 million for Jake P. Noch. This salary arrangement is primarily financed through the issuance of shares under the 3(a)(10) exemption, thereby minimizing cash outflows for the company.

Additional Executive Expenses: In addition to the salary, the agreement encompasses any additional expenses incurred by Jake P. Noch in the performance of his executive duties. These expenses are covered in a similar manner to the salary, primarily through the issuance of shares, allowing the company to manage cash resources effectively.

Severance Package: A key component of this agreement is an $18 million severance package for Jake P. Noch. This severance is structured to be payable under specific conditions outlined in the executive agreement, ensuring the company’s preparedness for potential future financial obligations.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

The implementation of this agreement aligns with the company’s strategic financial management objectives. It provides a structure that allows for effective cash flow management while ensuring competitive executive compensation. This approach is reflective of our commitment to fiscal responsibility and strategic resource allocation.

The above-mentioned agreement and its terms are in compliance with the relevant securities regulations and have been duly approved by the appropriate legal channels. The financial implications of this agreement have been considered in our financial planning and reporting.

5.7	Payments on Convertible Note Funded through a 3(a)(10) Agreement

“During the current reporting period, the Company commenced payments toward a convertible note that was issued under the provisions of a 3(a)(10) exemption agreement. The convertible note was originally issued as part of a strategic initiative to finance the company’s ongoing operations and expansion.”

The continued management of this liability is crucial for maintaining the Company’s financial stability and supporting strategic growth initiatives. Detailed information regarding the terms of the convertible note and its potential impact on our financial position and performance will be further represented in the sections concerning “Debt Obligations”, “Equity”, and “Cash Flows” of our financial statements

6.	ACCOUNTS PAYABLES

Trade and other payables primarily represent amounts owed by the company to suppliers and vendors for goods and services received. These payables arise in the ordinary course of business operations and are generally settled within the company’s normal credit terms.

The company regularly reviews the carrying amount of trade and other payables to ensure they are stated at their estimated settlement amounts. If there are significant changes in the expected timing of settlement or in the estimated amounts, adjustments are made to the carrying amount and recognized in the statement of profit or loss.

As of September 30, 2024, Music Licensing Inc. has reported an accounts payable balance of $509,910, which includes charges for legal and professional services. However, it’s important to note that a portion of these charges is currently under dispute.

The management of Music Licensing Inc. is actively engaged in discussions with Troutman Pepper Hamilton Sanders LLP to resolve these discrepancies. The outcome of these discussions may lead to adjustments in the reported accounts payable balance. The company is committed to ensuring that all expenses are justified and accurately reflect the services rendered.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

Any significant developments or resolutions post the reporting period will be disclosed in subsequent financial statements as per the applicable accounting standards.

7.	BUSINESS LICENSE AGREEMENTS

7.1	The Company has signed Business License Agreements with 784 Customers as of September 30, 2024 to license, on a non-exclusive basis, non-dramatic public performances of their copyrighted musical compositions. After signing the agreements, and based on the agreement terms, the company issues invoices to its customers for Minimum and Base License Fees and Per Usage Fees based on number of business locations. The amount invoiced within the quarter ended September 30, 2024, is $7,540,838.

7.2	Legal Proceedings: During the previous quarter, the Company initiated legal actions against various customers for non-compliance with contractual obligations. As of the current reporting period, significant advancements have been made in these legal cases. We have formally commenced litigation as previously disclosed, and are anticipating judgments on the initial group of cases in the near term. The outcomes of these proceedings are expected to impact the Company’s financial position and results of operations, potentially resulting in the recovery of significant receivables previously written off as bad debts or allowance for doubtful accounts. The Company continues to vigorously pursue all legal avenues to enforce compliance and recover amounts owed.

8.	COMMITMENTS AND CONTINGENCIES

8.1	Board Compensation

As of the quarter ended September 30, 2024, the company paid a bonus of $ 60,456 to a member of its board of directors. This bonus was awarded in recognition of exceptional service and contributions made during a critical phase of the company’s development. This amount has been included in the line item “Director’s Fees” under administrative expenses in our consolidated Income Statement for the period. The board member is not an employee of the company, and this payment is in line with the remuneration policy approved by the shareholders.

8.2	3(a)(10) Agreement Obligation

At the beginning of the quarter ended September 30, 2024, the balance of the 3(a)(10) agreement obligation was $17,288,195. During the quarter, the obligation increased by $3,070,227, resulting in an ending balance of $20,358,422. This increase comprised total additional expenditures of $3,100,502, offset by payments of $30,276 towards the obligation.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

Furthermore, a significant consideration not included in the statement balance are the remainder of the 2024 executive salary, valued at $3,000,000, bringing the total 3(a)(10) obligation at the end of the quarter amounts to $23,921,204.

8.3	Severance Package Obligation

The Company has entered into an employment agreement with its CEO, Jake P. Noch, which includes a severance package clause. According to the terms of this agreement, the Company is obligated to pay a cash severance package of $18,000,000 in the event of the CEO’s departure, regardless of the reason for departure. This obligation is recognized as a contingent liability and will be recognized as an expense in the period in which it becomes probable that the CEO will depart and the amount becomes reasonably estimable.

As of September 30, 2024, the Company has not recorded a liability related to this severance package obligation, as the triggering event for the payment has not occurred and the departure of the CEO is not deemed probable. Management will continue to evaluate this obligation at each reporting period and recognize the liability and related expense when the conditions for recognition under GAAP are met.

This disclosure is made in accordance with ASC 450, Contingencies, which requires that contingent liabilities be disclosed when there is at least a reasonable possibility that a loss may be incurred.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

9.	ANNEXURE 1: QUARTERLY BALANCE SHEET (UNAUDITED)

ASSETS	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Current Assets
Cash at Bank	373	415	1,395	10,375	2,817
Accounts Receivable	950,033,004	1,052,175,309	1,158,100,319	71,542,512	79,067,744
Allowance for Doubtful Account	(897,959,738)	(993,632,492)	(1,120,237,941)	(56,380,568)	(63,626,594)
Total Current Assets	52,073,639	58,543,232	37,863,773	15,172,319	15,443,967
Non-Current Assets
Copy Rights and Domain Names	45,135	205,135	284,635	329,635	329,635
Goodwill	3,550,601	3,550,601	3,550,601	3,550,601	3,550,601
Total Non-Current Assets	3,595,736	3,755,737	3,835,236	3,880,236	3,880,236
TOTAL ASSETS	55,669,376	62,298,968	41,699,009	19,052,555	19,324,203

LIABILITIES AND EQUITY
Current Liabilities				-	-
Accounts Payables	390,332	405,769	405,769	499,614	509,910
Sales Tax Payable	4,535	4,535	4,535	4,535	4,535
Total Current Liabilities	394,867	410,304	410,304	504,149	514,445
Non-Current Liabilities
Convertible Notes Payable	12,051,015	12,308,525	14,921,204	17,315,296	20,358,422
Total Non-Current Liabilities	12,051,015	12,308,525	14,921,204	17,315,296	20,358,422
TOTAL LIABILITIES	12,445,882	12,718,829	15,331,508	17,819,444	20,872,866
Equity
Common Shares	3,566,945	802,635	-	-	-
Preferred Shares	-	-	-	-	-
Additional Paid-In Capital	14,331,295	17,095,119	18,708,467	18,708,467	18,759,093
Retained Earnings (Deficit)	25,325,253	31,682,385	7,659,033	(17,475,356)	(20,307,756)
TOTAL EQUITY	43,223,494	49,580,139	26,367,501	1,233,111	(1,548,664)
TOTAL LIABILITIES AND EQUITY	55,669,376	62,298,968	41,699,009	19,052,555	19,324,203

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of September 30,2024

10.	ANNEXURE 2: QUARTERLY INCOME STATEMENTS (UNAUDITED)

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Revenues
Sales	98,120,936	102,153,018	105,969,348	7,318,842	7,540,838
Total Revenues	98,120,936	102,153,018	105,969,348	7,318,842	7,540,838

Operating and Administrative Expenses
Accounting and Legal Fees	64,361	92,548	150,737	215,096	56,843
Wages and Salaries	12,000,000	-	3,000,000	3,000,000	3,000,000
Professional Fees	-	5,937	6,127	12,800	-
Advertising and Promotion	-	4,281	9,734	4,421	3,749
Dues and Subscriptions	-	688	9,144	19,306	12,773
Office and Utilities Expenses	17,680	4,676	1,025	1,385	2,615
Board of Directors Fees	-	15,000	28,456	10,000	22,000
Bad Debt Expense	91,480,726	95,672,755	126,719,136	29,124,222	7,243,979
Taxes and Licenses	-	-	15,657	794	-
Total Operating and Admin. Expenses	103,562,767	95,795,885	129,940,015	32,388,024	10,341,958

Non-Operating Income	-	1	6,346	-	15
Non-Operating Expenses	-	-	59,030	65,208	31,296
Total Non-Operating Income	-	1	(52,684)	(65,208)	(31,281)

NET INCOME (LOSS)	(5,441,830)	6,357,132	(24,023,352)	(25,134,389)	(2,832,400)